San Lotus Holding Inc.

3F B302C, No. 185 Kewang Road

Longtan Township, Taoyuan County 325

Taiwan (R.O.C.)

November 13, 2013

Securities and Exchange Commission

Division of Corporate Finance

Attn: Mr. Justin Dobbie

100 F Street N.E.

Washington, D.C. 20549

Re:	San Lotus Holding Inc.

Form 8-K

Filed September 20, 2013

File No. 333-176694

Dear Mr. Dobbie:

We are in receipt of your comment letter dated October 16, 2013 regarding the above-referenced filing. As requested in your letter, we have provided responses to the questions raised by the Commission’s Staff. For your convenience, the matters are listed below, followed by the Company’s responses.

Item 1.01 Entry Into a Material Definitive Agreement

1.	We note that certain of your directors and officers appear to be direct or indirect sellers of Da Ren as a result of their direct ownership of Da Ren or indirect ownership as shareholders of Da Chuang Business Management Consultant Co., Ltd. and subsequently received certain shares of your common stock in the transaction. For each such officer and director please revise to clearly disclose each party’s participation in the transaction to include their position with the company, their percentage of direct ownerhisp of Da Ren, their percentage of indirect ownership through Da Chuang Business Management Consultant Co., Ltd. and the aggregate number of shares of your common stock each received in the transaction. Additionally, please revise to clarify why Chiang Yu-Chang received shares of your common stock in the transaction since he does not appear to be associated with the Da Ren Sellers. Refer to Item 1.01(a)(1) of Form 8-K.

RESPONSE: We have revised the disclosure under Item 1.01 to more clearly identify the officers and directors participating in the transaction and the distribution of our common stock to those officers and directors as a result of the transaction.

Item 2.01 Completion of Acquisition or Disposition of Assets

2.	Please refer to the third paragraph. We note your disclosure in the first sentence that the promissory note originally issued to the Da Ren Sellers was satisfied by the company through the issuance of a separate promissory note. We also note your disclosure in the “Item 1.01 Entry Into A Material Definitive Agreement” section of this report that the original promissory note was satisfied due to the issuance of shares of your common stock pursuant to a stock purchase agreement. Please reconcile.

Mr. Justin Dobbie

Securities and Exchange Commission

RESPONSE: We have reconciled this disclosure in the report. San Lotus Holding Inc. assumed the promissory note which had been isused by Green Forest Management Consulting Inc. upon its entry into the Stock Purchase Agreement with the Da Ren Sellers. After San Lotus’s assumption of the promissory note, the assumption was then satisfied by issuing shares of our common stock pursuant to the instructions of the Da Ren Sellers.

3.	As a result of the Da Ren transaction, we note that you acquired 37,273.68 square meters of land in Taichung City, Beitun District, Taiwan (R.O.C.). Please revise here and in the “Properties” section to describe in greater detail the land acquired. In this regard, please include enough detail so that investors can understand the general character of the land and, to the extent known, its intended use within your current business and operations. Refer to Item 2.01(b) of Form 8-K and Item 102 of Regulation S-K.

RESPONSE: We have revised the disclosures under Item 2.01 and under the “Properties" section to better describe the land acquired and to address the intended use of the land within our current business and operations.

4.	We note your disclosure in the “Item 1.01 Entry Into A Material Definitive Agreement section of this report that the land was purchased at fair market value. Please revise to disclose the formula or principle followed to calculate the fair market value of the land. Please also tell us, with a view towards revised disclosure, if you received an independent third-party appraisal or other independent valuation of the land in support of your conclusion that it was purchased at fair market value. Refer to Item 2.01(d) of Form 8-K.

RESPONSE: We have revised this section to note that, prior to our purchase of Da Ren, we had the land independently evaluated by a third-party appraisal company, Zhanmao Real Estate Appraisers Firm (“Zhanmao”). Zhanmao conducted an on-site inspection of the land, an evaluation of the market conditions, as well as a comparison of the land to other properties of similar size and value. We have attached Zhanmao’s appraisal report as Exhibit 10.6 of the Current Report on Form 8-K/A.

Description of Business

5.	We note that the description of your business and current operations in this report appears to be an abridged version of the overview description included in the “Prospectus Summary” section of your Form S-1, File No. 333-176694, declared effective on October 25, 2012. We also note that your Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and your Quarterly Report on From 10-Q for the quarterly period ended June 30, 2013 appear to include more accurate and updated descriptions of your business and current operations. Please advise accordingly.

RESPONSE: We have revised the description of business section to include all of the information included in our Form 10-Q for the quarterly period ended June 30, 2013.

6.	As result of the Da Ren transaction, we note that you acquired 37,273.68 square meters of land in Taichung City, Beitun District, Tiwan (R.O.C.). We also note your disclosure in the paragraph preceding the “Emerging Growth Company Status” section that you acquired land for the development of “destination real estate sites.” Please revise this section to discuss the general character of the land that you acquired and your plans for developing this land, including a discussion of what you mean by the phrase “destination real estate sites.” This discussion should be balanced with a brief discussion of the time frame for implementing future plans, the steps involved, the associated costs, and any obstacles involved before you can commence the planned operations. This includes the need for any additional financing. If additional financing may not be available, please clarify that.

Mr. Justin Dobbie

Securities and Exchange Commission

RESPONSE: We have amended our filing to better describe the land we have acquired and are planning to acquire, as well as our plans for development of the property, and to address the issues raised in your question 6.

7.	You state in your MD&A that you may sell the land you just acquired to fund your business operations. Please include a statement to this effect in your business section along with a discussion regarding whether you expect real estate investment transactions to be a material part of your travel and leisure business.

RESPONSE: We have revised the business section accordingly, also disclosing that we expect the land development portion of our business to be approximately half of our business, with the travel agency business making up the other half.

8.	We note that your recent acquisition of land for potential development or sale appears to be a substantial deviation from the business plan set forth in your prospectus dated November 5, 2012. Please explain when and why you elected to make this change to your business plan. Please also explain why you entered into a transaction to acquire an undeveloped parcel of land that you are currently unable to develop through the issuance of two times the number of shares of common stock that were previously outstanding. In doing so, please discuss what consideration you gave to the substantial dilutive effectives of this transaction as well as the effect on your status as a shell company and the availability of Rule 144 in determining to consummate this transaction.

RESPONSE: In our prospectus dated November 5, 2012, we described San Lotus as a travel agency with some land development interests in A Peace World Holding Inc. At the time, we had commenced the development of our Taiwan travel agency and were in preliminary discussions with other travel agency companies. Our business has not developed beyond that. We are now preparing for acquisitions in the following three areas: (1) land acquisition, (2) travel agency acquisitions, and (3) land holding company acquisitions. We do not believe this to be a substantial deviation in our business plan as we are still aiming to create a global travel and leisure business whose development and marketing base will consist of travel agencies.

By acquiring undeveloped land, we believe the development of this land will be more cost effective overall as (1) the land itself will be cheaper and (2) we will not have to remove existing buildings or properties on the land in order to develop it to meet our needs.

In completing the Da Ren acquisition, we believe that he number of shares we issued to complete the transaction were of less importance than being able to acquire the assets and add value to our business. These assets will allow us to grow and develop the business. Without assets, the business would remain a shell company and would have no value. If the business has no value, the shareholders have no value.

In completing the Da Ren acquisition, we were aware that this would take us out of shell status. We are also aware that, as a former shell company, Rule 144 will not be available to our shareholders until one year after the filing of our “Form 10” information and that, in order to maintain the ability to trade under Rule 144, we must keep our SEC filings timely and current. Our shareholders are aware of the Rule 144 restrictions and are cognizant of the fact that they cannot trade their shares under Rule 144 until after we have passed the one year anniversary of having filed our “Form 10” information, assuming that our filings have been kept current.

Mr. Justin Dobbie

Securities and Exchange Commission

Risk Factors

Due to Our Real Estate Development Plans

9.	Please revise to quantify your anticipated annual property taxes and insurance costs.

RESPONSE: We have disclosed that we will incur property tax in the amount of NT$39,525 (approximately US$1,300) and that we presently do not have any insurance costs as the land is uninsured. We have not yet definitively determined the use of the land, so we cannot yet estimate the amount of insurance costs that we will incur.

Our Real Estate Development Efforts

10.	We note your disclosure that you will require substantial capital to finance your land development and construction activities. Please revise to quantify such anticipated costs. Please also revise the “Description of Business” section accordingly.

RESPONSE: We have revised the Description of Business to reflect that we do not yet know how much the anticipated development costs will be. The planning for this segment of our business is in the early planning stages, as we are waiting until we complete all of our planned acquisitions before we formulate the overall development plans, including development timing and cost projections. At that time, we will be able to consider all of the land together and determine an overall development plan for those properties.

Plan of Operations

11.	Please revise this section to provide a detailed discussion of your plan of operation, including a discussion of the milestones to be achieved and the specific steps needed to accomplish each milestone. Also, provide a timeline for reaching each milestone and include a detailed analysis of the costs of each step and how you intend to finance such projects.

RESPONSE: We have not yet formulated an overall development plan as regards our Da Ren acquisition so we are unable to discuss milestones at this point, aside from our intent to acquire additional land and land holding companies over the next two quarters. Once we have completed those acquisitions, we will sit down and develop our plans, including a timeline, milestones and cost projections.

12.	Please revise to discuss your liquidity. In this regard, please revise to quantify your expected near term, i.e. less than 12 months, and long term, i.e. greater than 12 months, financing requirements. The discussion of your efforts to obtain capital should describe the specific plans underway, risks and uncertainties regarding such plans, and contingency plans in the event efforts underway are not successful in sufficient detail. Please also revise to disclose your monthly “burn rate” and the month you will run out of funds without additional capital.

RESPONSE: We have revised our Plan of Operations to discuss our projected liquidity during the next 12 months and longer term, including our expected monthly “burn rate” as far as we are able to project at this time. These projections do not include our immediately planned acquisitions as we have not yet formulated our capital requirements or development plans as concerns those properties. Once we have completed our planned acquisitions, we will re-evaluate our expected expenditures and capital requirements and disclose such expectations accordingly.

Mr. Justin Dobbie

Securities and Exchange Commission

Certain Relationships and Related Party Transactions

13.	Please disclose the $0.10 purchase price per share that you attributed to the shares sold in the Da Ren acquisition. Please also explain how you determined that $0.10 was the price per share in the transaction. To the extent this value was based on recent trading prices or the price in your recent registered selling shareholder offering, please include disclosure to that effect.

RESPONSE: We set the price at $0.10 per share as, at the time we negotiated this acquisition, there was no market in the shares. We did not revalue the shares based on recent trading prices as (1) trading was extremely sporadic and (2) brining the acquisition into the company will bring value into a company that would only previously be considered a shell company.

Market Price of and Dividends on the Registrant’s Common Equity

14.	Please revise to provide the information required by Item 201(a)(1)(iii) of Regulation S-K. In this regard, we note that your shares of common stock have been traded on the OTCBB since January 9, 2013.

RESPONSE: We have revised the filing to include the information required by Item 201(a)(1)(iii) of Regulation S-K, showing the high and low quotes for the trades executed during each quarter since our shares became listed on the OTCBB.

Exhibit 99.1 – Audited Financial Statements of Da Ren

15.	According to Note 4, Da Ren issued 6,000,000 shares having a fair value of $2,025,658 on March 26, 2012, in exchange for three lots of undeveloped land. However, Da Ren’s balance sheet reflects land held for investment at December 31, 2011 (a date almost three months before such land was acquired). According to the cash flow statement, there was a stock subscription prepayment in real property during 2011, but the acquisition of land should be recorded in the period that title to the land was actually transferred from seller to buyer. Please revise your financial statements, as appropriate, or explain this apparent inconsistency.

RESPONSE: The title to the three lots of undeveloped land was transferred from seller to Da Ren on August 12, 2011 while the agreement with respect to the exchange of 6,000,000 Da Ren shares for the land were entered on March 26, 2012. Therefore, we recorded the transaction price of $2,025,658 (TWD 60,000,000) as a stock subscription prepayment on August 12, 2011.

16.

On a related matter, it is unclear how Da Ren determined that 6,000,000 of its shares had a fair value of $2,025,658 on March 26, 2012. Please clarify your disclosure in this regard. Also, please provide us with a copy of the agreement with respect to the March 26, 2012 exchange of 6,000,000 Da Ren shares for three lots of undeveloped land.

RESPONSE: On March 26, 2013, Da Ren’s major shareholder, Da Chuang Business Management Consultant Co., Ltd., entered into a sale and purchase agreement with one individual to purchase three lots of undeveloped land for the amount of TWD 60,000,000 (US$2,025,658). Under the agreement, the land was to be transferred to Da Ren and the purchase amount of TWD 60,000,000 (US$2,025,658) was to be satisfied by the delivery of an equivalent value of capital stock to the seller. Please see the attached copy of the agreement, which has been translated from Chinese.

Mr. Justin Dobbie

Securities and Exchange Commission

We will revise our Note 4 to clarify the disclosure as follows:

“On March 26, 2013, the Company’s major shareholder, Da Chuang Business Management Consultant Co., Ltd., entered into a sale and purchase agreement with one individual (the “Seller”) to purchase three lots of undeveloped land for the amount of TWD 60,000,000 (US$2,025,658). Under the agreement, the land was to be transferred to the Company and the purchase amount of TWD 60,000,000 (US$2,025,658) was to be satisfied by the delivery of equivalent value of capital stock to the Seller. The title to the land was transferred from Seller to the Company on August 12, 2011 and the transaction price of $2,025,658 (TWD 60,000,000) was recorded as a stock subscription prepayment on our balance sheet as of December 31, 2011.On March 26, 2012, the Company issued 6,000,000 shares of common stock to Seller and in satisfaction of the purchase amount under the sale and purchase agreement of land.”

Exhibit 99.3 – Unaudited Pro Forma Financial Information

17. We note that, on September 17, 2013, you acquired all of the issued and outstanding common stock of Da Ren from the Da Ren Sellers in exchange for a promissory note of TW$91,996,524 (US$3,070,645). However, it appears that you satisfied this promissory note through the issuance of 30,706,450 shares of San Lotus common stock. While you indicate that San Lotus is the accounting acquirer, it appears that Da Ren may be the accounting acquirer. In particular, since 30,706,450 of your 45,278,582 outstanding shares were issued to the Da Ren Sellers, it appears this transaction may be a reverse recapitalization. In this regard, a public shell reverse acquisition that is a capital transaction in substance, rather than a business combination, should be accounted for at historical cost. Please advise, or revise your filing accordingly.

RESPONSE: We determined that San Lotus is the accounting acquirer based on the following considerations:

a.                The relative voting rights in the combined entity after the business combination: San Lotus’s existing shareholders have retained the majority of voting rights in the combined entity after the business combination.

b.                The existence of large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest: San Lotus’s existing shareholders have retained the majority of voting rights in the combined entity after the business combination. Thus, there has been no real change in control as the same individuals have majority interests in San Lotus pre-merger as post-merger.

c.                 The composition of the governing body of the combined entity: There has been no change in the composition of the governing body of the combined entity after completion of the business combination.

d.                The composition of the senior management of the combined entity: There has been no change in the composition of the senior management of the combined entity after completion of the business combination.

e.                The terms of exchange of the equity interests: San Lotus paid a purchase price at a fair value of the equity interest of Da Ren.

Based on the above consideration, we determined that San Louts is the accounting acquirer.

Mr. Justin Dobbie

Securities and Exchange Commission

The Company acknowledges that:

            ·  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

            ·  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

            · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By: /s/ Chen Li-Hsing

Chen Li-Hsing

President and Chairman